News Release	No. 10-196 November 29, 2010

Platinum Group Reports 2010 Annual Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces the publication of the Company’s financial results for the year ending August 31, 2010. For more details of the August 31, 2010 Consolidated Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net.  Shareholders may request a copy of the complete audited 2010 Consolidated Financial Statements from the Company free of charge.

The Company’s cash position at August 31, 2010 was $2.37 million. At November 29, 2010 the Company’s cash position is approximately $144 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights For The Year

An updated feasibility study was completed in October 2009 on the advanced Project 1 Platinum Mine on the Western Bushveld Complex, scheduling for a 275,000 ounce per year, 22 year life mine operation with robust indicated economics. Project 1 and Project 3 host high grade Platinum Group Metals reserves and resources.

On April 22, 2010 the company completed a transaction with the then joint venture partners Anglo Platinum and Wesizwe Platinum whereby the Company may increase its effective interest in its core Projects 1 and 3 to 74%.

During 2010 the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) funded exploration on the Company’s War Springs and Waterberg projects located on the North Limb of the Bushveld Complex.  JOGMEC can earn a 35% project interest in War Springs by spending US $10 million for exploration and a 37% interest in Waterberg by funding US $3.2million for exploration.  To August 31, 2010 JOGMEC had completed work valued at $2.18 million on War Springs and $555,252 on Waterberg. At year end the Company held $423,456 in funds advanced by JOGMEC to fund ongoing drilling programs on these two projects.

On August 12, 2010 the Company acquired an option to purchase surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for Rand 130.0 million (approx. $18.80 million at the time).  A non-refundable deposit of Rand 13.0 million (approx. $1.88 million at the time) was paid to the vendor on August 26, 2010.  Including three other surface rights purchased in prior years the Company now controls almost 2,700 ha overlying and adjacent to the Project 1 Platinum Mine.

PLATINUM GROUP METALS LTD.

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During 2010 the Company considered several strategic options.  The Company determined that the best path for value was to commence construction of the Project 1 Platinum Mine.  After year end, on October 22, 2010 and November 3, 2010, the Company closed a bought deal financing and then an over-allotment issuing an aggregate 70.1 million shares for gross proceeds of $143.81 million. The Company has since appointed an experienced Project Manager and is in the process to appoint an EPCM contractor and an Underground Mining contractor.  Permitting, infrastructure planning and development activities are now underway.

During 2010 the Company was added to the Russell Global and the S&P/TSX Small Cap market benchmark indices, helping to raise the Company’s profile in the capital markets.

Results For The Year

Accounts receivable at August 31, 2010 totalled $1.27 million (2009 - $344,538) while accounts payable amounted to $1.40 million (2009 - $861,041). Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable included accrued professional fees, strategic advisory fees, engineering fees and regular trade payables for ongoing exploration costs and administration.

Total global exploration and engineering expenditures for the Company’s account during the year totaled $1.22 million (2009 - $1.47 million). Of this amount $935,407 was for development and exploration on Projects 1 and 3 (2009 - $1.24 million) and $287,571 was for other exploration (2009 - $231,797). Total expenditures on Projects 1 and 3 during the year by all partners amounted to $2.38 million (2009 - $2.35 million).

During the year ended August 31, 2010 the Company had net income of $26.66 million. The current year’s income includes a $2.80 million gain on sale of marketable securities and a gain for accounting purposes of $45.62 million on the rescission of the Company’s rights in Project 2 to Wesizwe Platinum as a part of the April 22, 2010 transaction described above.  Earnings per share for 2010 amounted to $0.29 per share as compared to a loss of $6.96 million or $0.10 per share for fiscal 2009.

Net income for the year includes a non-cash charge for stock based compensation of $137,600 (2009 - $2.10 million). Excluding stock based compensation, general overhead and administration costs for the period amounted to $7.65 million (2009 - $5.33 million). Professional fees of $1.99 million (2009 - $1.08 million) and management and consulting fees of $1.30 million (2009 - $1.11 million) were higher than last year due to the engagement of legal, strategic and tax advisors involved with the April 22, 2010 transaction described above and with the Company’s strategic initiatives. Salaries and benefits expense increased from $1.62 million at August 31, 2009 to $1.89 million in fiscal 2010. The increase was due to lower deferrals to capital costs for Projects 1 and 3 this year. The actual cash cost of salaries and benefits did not increase. Net interest income earned amounted to $442,142 (2009 - $139,548).

PLATINUM GROUP METALS LTD.

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Outlook

The general outlook for the year ahead is positive as precious metals and equity markets have improved from previous years. The Company plans to commence development of Project 1 in 2011. Initial activities will include finalizing the purchase of surface rights and facilities and the commencement of surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development.

The Company is currently in discussions with major banking interests with regard to debt financing for Project 1.  The Company hopes to have such arrangements in place during 2011.

In 2011 the Company plans to continue working with the joint venture partner funding to conduct exploration on the War Springs, Waterberg and Sable projects.  In 2011 the Company plans to conduct further exploration work on its Canadian properties located near Thunder Bay, Ontario.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.